AMENDED FORM N-8F

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940,
as amended (the “Act”), and Rule 8f-1 thereunder for Order Declaring that
Company Has Ceased to be an Investment Company.

I.		General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger

	[ ]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Eaton Vance Credit Opportunities Fund (the “Fund”)

3.	Securities and Exchange File No.: 811-21820

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

		[ ^ ] Initial Application	[ X ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Two International Place, Boston, MA 02110

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Deidre E. Walsh, Esq.
Eaton Vance Management
Two International Place
Boston, MA 02110
(617) 672-8579

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7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

Eaton Vance Management
Two International Place
Boston, MA 02110
(617) 672-8579

State Street Bank and Trust Company
200 Clarendon Street, Boston, MA 02116
(617) 330-6700

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-3 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ] Open-end		[X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers)
during the last five years, even if the fund’s contracts with those advisers have been terminated:

Eaton Vance Management
Two International Place
Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

	UBS Securities LLC		A.G. Edwards & Sons, Inc.
	299 Park Avenue		One North Jefferson Avenue
	New York, NY 10171		St. Louis, MO 63103

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, NY 10080

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13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es):

	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund
(e.g., an insurance company separate account)?

	[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes	[ ] No

If Yes, state the date on which the board vote took place: June 15, 2009

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place: February 26, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?

	[X] Yes	[ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions: March 12, 2010

	(b)	Were the distributions made on the basis of net assets?

		[X] Yes	[ ] No

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	(c)	Were the distributions made pro rata based on share ownership?

		[X] Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ] Yes	[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

	[X] Yes		[ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions other shareholders:

All auction preferred shares were redeemed at the time of the Merger for cash equal to the liquidation preference of those shares plus all accrued but unpaid distributions.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[X] Yes		[ ] No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

	[ ] Yes		[X] No

If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ] Yes		[X] No

If Yes,

	(a)	Describe the type and amount of each debt or other liability;

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses:	$15,000

		(ii)	Accounting expenses:	$ 3,200

		(iii)	Other expenses (list and identify separately):
			Proxy Printing	$13,930
			Solicitation	$24,278
			Postage	$ 6,239

		(iv)	Total expenses (sum of lines (i)-(iii) above): $62,647

	(b)	How were those expenses allocated? The Fund’s expenses in connection with the merger were allocated to the Fund, however, expenses paid after the closing of the Merger were paid by Eaton Vance Management.

	(c)	Who paid those expenses? Eaton Vance Management

	(d)	How did the fund pay for unamortized expenses (if any)? N/A

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23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[X] Yes	[ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

Description of Tousa Litigation

^ This adversary proceeding was filed in the United States Bankruptcy Court, Southern District of Florida. The Complaint (as amended three times) named among others, Eaton Vance Credit Opportunities Fund, as a defendant (the “Eaton Vance defendant”).[1]^ The Official Committee of Unsecured Creditors (Committee) of TOUSA, Inc. (TOUSA) sought to avoid certain pre-petition transfers that grew out of certain secured debt obligations which allegedly were fraudulent and preferential and “forced” certain of TOUSA’s subsidiaries to take on hundreds of millions of dollars of debt so that it could repay a debt for which those subsidiaries were not liable. According to the Complaint, these subsidiaries either were already insolvent or thereby became insolvent at the time it took on such debt. The Eaton Vance defendant was part of a group of lenders under the senior credit agreement referred to as the “Senior Transeastern Lenders.” The Eaton Vance defendant sold the TOUSA/Transeastern revolver and term senior loans in June 2007 to another named defendant (Deutsche Bank Trust Company Americas) prior to the pay-out in July 2007; however, the sales did not settle until September 2007. Eaton Vance Management^ has sent two separate demand letters to Deutsche Bank on behalf of the Eaton Vance defendant requesting reimbursement of any final judgment entered against the Eaton Vance defendant and all related interest and charges incurred defending this matter.^

The Eaton Vance defendant was ^ part of the Senior Transeastern Lenders Group of defendants represented by Milbank in New York. Trial proceedings concluded on August 28, 2009 after the Court allowed additional testimony of two of the Committee’s experts to continue an extra day beyond the originally scheduled close of the trial. Findings of Fact and Conclusions of Law were filed on September 4, 2009. On October 13, 2009, Bankruptcy Judge John K. Olson issued his decision and ordered the Senior Transeastern Lenders to disgorge $403 million in principal, plus prejudgment interest (at a rate of 9%), on or before October 23, 2009. The Eaton Vance defendant, however, was ^ excluded from the language of the Order. Specifically,^ on page 163 of his 182 page opinion, Judge Olsen concluded that the monies ($14.9 million) transferred by the Eaton Vance defendant to Deutsche Bank

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[1] The complaint names the following Funds as defendants: Eaton Vance Senior Debt Portfolio, Eaton
Vance Senior Income Trust; Eaton Vance Grayson & Co. (aka Floating Rate Portfolio); Eaton Vance VT
Floating-Rate Income Fund; Eaton Vance Limited Duration Income Fund; Eaton Vance Senior Floating-Rate
Trust; Eaton Vance Floating-Rate Income Trust; and Eaton Vance Credit Opportunities Fund.

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are “directly recoverable” from Deutsche Bank.[2] The Senior Transeastern Lenders filed a notice of appeal of Judge Olson’s decision to the District Court on October 20, 2009. ^ Given the language of Judge Olson’s Order described above, the Eaton Vance defendant has withdrawn from the Senior Transeastern Lenders Group represented by Milbank effective close of business November 30, 2009.

After consulting with outside counsel, the Eaton Vance defendant did^ not ^ post a bond for the amount of the judgment attributable to the loans transferred to Deutsche Bank. In an abundance of caution, however, the Eaton Vance defendant and the similarly situated Riversource defendants have ^ retained Faegre & Benson LLP, and local Florida counsel, to represent their ^ interests going forward and to file a fairly simple “me too” appeal to both preserve their appellate rights and to delay the possibility of an execution of a final judgment by the Committee, without the need to continue to incur ongoing substantial monthly legal fees as part of the Senior Transeastern Lenders Group represented by Milbank.3^ Deutsche Bank posted a surety bond on behalf of the Eaton Vance defendant on December 22, 2009. On January 14, 2010, the Senior Transeastern Lenders filed an unopposed motion to stay the TOUSA appeal or extend the time for filing briefs, in light of the potential transfer or consolidation of the case with related appeals. ^ Judge Gold held oral argument on the motion to consolidate and the motion to stay/dismiss on March 19, 2010. The motion to stay/dismiss was denied and the motion to consolidate was taken under advisement but was not granted. The Court set a merits briefing and argument schedule with the opening brief due on June 1, reply brief due on September 3 and oral argument on October 29, 2010.

^ Faegre & Benson LLP (Faegre) is also monitoring the adversary proceeding at the Bankruptcy court level ^ on behalf of the Eaton Vance and Riversource defendants. On May 17, 2010, Bankruptcy Judge Olson ruled from the bench that he will award prejudgment from the date of payments through the date of his final Order (described above). The impact of this decision is that interest will accrue at a rate of $100,000 per day. Judge Olson recognized that his decision would be “ripe” for resolution by the District Court. Milbank immediately made an oral motion to stay the execution of any additional judgment amounts. Judge Olson requested that the Committee file a written response to Milbank’s request that no additional bonding is required. A hearing was held on this issue on June 9, 2010, in addition to the issue of joint and several liability which arose with respect to the First and Second Lien Lenders. On May 28, 2010, Bankruptcy Court Judge Olson issued his final order which included a footnote stating that Deutsche Bank is “jointly liable for the disgorgements of the Eaton Vance and Riversource defendants.” On July 8, 2010, Judge Olson granted the Senior Transeastern Lenders’ motion to stay execution of judgment in the adversary proceeding. This stay is not conditioned on the posting of additional bonds. On July 23, 2010, the Bankruptcy Court entered an order dismissing the Senior Transeastern’ Lenders Third Amended Notice of Appeal and the Eaton Vance and Riversource defendants’ notice of appeal on the motion to set payment amount (which relates to the award of prejudgment interest for the period after “final judgment” was entered) for failure to timely file designation of items for the record and statement of issues on appeal. Milbank filed a motion

____________________
[2] The Order states that “[t]wo parties to the Senior Credit Agreement, Eaton Vance and Riversource-
Centurion, transferred their interests in the agreement to Deutsche Bank before July 31, 2007. However, the requisite paperwork was not completed before the July 31 payment. Eaton Vance therefore received a payment of $14.9 million and Riversource received a payment of $23.1 million. Both transferred their payments to Deutsche Bank. Deutsche Bank thus became a mediate transferee under 11 U.S.C. § 550(b)
of those payments. As Deutsche Bank has offered no evidence to support any good faith defense, those payments are directly recoverable from Deutsche Bank.”

[3] According to Faegre & Benson LLP, a “me too” appellate brief will essentially incorporate and adopt the legal arguments made by Milbank on behalf of the Senior Transeastern Lenders Group.

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to vacate the order dismissing the Third Amended Notice of Appeal arguing the appropriate designation had been filed with an earlier notice of appeal and pointing out that the appeal was ongoing. Faegre filed a joinder in and supplement to that motion on behalf of the Eaton Vance and Riversource defendants. With respect to the appeal of the award of prejudgment interest, Faegre has advised that the appeal was dismissed because a typographical error in the designation of record and statement of issues on appeal for that appeal led to the document being linked to the wrong docket number when filed. A motion to reinstate that appeal was filed and a hearing on the motion was held on August 25, 2010. The Court granted the motion to reinstate Faegre’s appeal of the order establishing payment amounts. The Court also granted Milbank’s motion to vacate the order dismissing its third amended notice of appeal. The Court also ordered Milbank and Faegre to each pay a $10,000 fine or make a $10,000 contribution to the bar association for the Southern District of Florida because of all the extra work the various appeals are creating for the clerks of court. The Eaton Vance Defendants are not responsible for payment of these fines. On July 21, 2010, Judge Olson ordered mandatory mediation of issues relating to the Creditors Committee’s joint plan of liquidation filed on July 16, 2010 (Plan) commencing on or about November 15, 2010 in Fort Lauderdale, Florida. The mediation will be conducted by Peter Borowitz. Faegre and Milbank (counsel for the Senior Transeastern Lenders) have advised Mr. Borowitz that the Plan does not work unless the Tousa judgment becomes final and non-appealable in favor of the Committee. Therefore, Mr. Borowitz may decide to mediate the litigation issues. Mr. Borowitz has indicated his understanding that the Senior Transeastern Lenders do not have any role in the Plan unless they have to pay back money and even if they have to pay back money, they become general unsecured creditors of Tousa, Inc., whose interests are represented by the Committee. A call with Mr. Borowitz, Faegre and Milbank was held on August 31, 2010. Consolidated (i.e., 1st Lien Lenders, 2nd Lien Lenders and Senior Transeastern Lenders) oral argument on the main appeal from Judge Olson’s October 2009 judgment order is scheduled for October 22, 2010 before Judge Gold and Judge Jordan.

*          *          *          *          *

This litigation was not disclosed to shareholders of applicant or in the proxy for the shareholder vote held on February 26, 2010, as the potential liability of the applicant (estimated at $500,000) was not material to applicant, which had net assets of $77,565,332.26 at the time of the merger. Pursuant to the terms of the Agreement and Plan of Reorganization, the successor fund assumed all liabilities of the applicant. The successor fund is also a part of the Senior Transeastern Lenders Group defendants. The potential liability that the successor fund assumed was not material to the successor fund, which had net assets of $1,840,816,015.43 at the time of the merger.^

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

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VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
Eaton Vance Limited Duration Income Fund

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21323

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

Eaton Vance Limited Duration Income Fund, Form N-14, Post-Effective Amendment
No. 1, 1933 Act File No. 333-161589, filed with the Commission on August 19, 2010
(Accession No. 0000940394-10-00854)

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

     The undersigned states that (i) she has executed this Amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Eaton Vance Credit Opportunities Fund, (ii) she is the Assistant Secretary of Eaton Vance Credit Opportunities Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amended Form N-8F application have been taken. The undersigned states that the facts set forth in this Amended Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Deidre E. Walsh
October 28^ , 2010	Deidre E. Walsh, Esq. Assistant Secretary

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